Mail Stop 4720
                                                                March 22, 2017


     John Noble Harris
     Chief Executive Officer
     BlackStar Enterprise Group, Inc.
     4450 Arapahoe Ave., Suite 100
     Boulder, CO 80303

            Re:    BlackStar Enterprise Group, Inc.
                   Amendment No. 1 to Form 10
                   Filed March 8, 2017
                   File No. 000-55730

     Dear Mr. Harris:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

     Industry Analysis and History, page 12

     1. We re-issue comment 8 in part. Please revise to disclose the basis for the industry and market data you include in your disclosure. For example, please provide the basis for your statement that several large bank holding companies participate in merchant banking by directing as much as 10% of their capital in such activities. Please also provide the basis for the company-specific historical track records that you discuss on page 15.

     Material Terms of Our First Loan to Meshworks Media Corporation ("Meshworks"), page 18

     2. We re-issue comment 13 in part. Specifically, please describe how you became aware of this investment opportunity. We also note that, pursuant to the information available on the Fundable crowdfunding platform website as of March 20, 2017, Meshworks had closed its crowdfunding efforts on the site because it had reached its goal of raising
 John Noble Harris
BlackStar Enterprise Group, Inc.
March 22, 2017
Page 2

        $2.5 million. Please provide a basis to substantiate your statement that Meshworks raised substantially less than $500,000 through Fundable.

3. We note your disclosure that Meshworks borrowed $250,000 from you on November 1,
        2016 and an additional $250,000 in January 2017. We note further that the Loan and
        Security Agreement pursuant to which those loans were made contemplates a
        $2.5 million note offering to multiple lenders represented by a trustee, which appears to be you. To the extent that your investment represents a participation in a syndicated offering along other lenders, please revise your disclosure to so indicate. Please also revise to disclose whether or not any inter-creditor agreement(s) has been entered into among such lenders with respect to any priority in perfecting each lender's respective security interests In Meshwork's collateral.

4. We note that, while you state that you made two separate loans to Meshworks, there is only one $250,000 promissory note attached to the Loan and Security Agreement. Please explain or otherwise file the additional note as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at
(202) 551-3107 or me at (202) 551-3369 with any other questions.


                                                             Sincerely,

                                                             /s/ Era Anagnosti

                                                             Era Anagnosti
                                                             Legal Branch Chief
                                                             Office of
Financial Services